UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 4)
Shopsmith, Inc.
(Name of the Issuer)
Shopsmith, Inc.
John R. Folkerth
Robert L. Folkerth
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
825098106
(CUSIP Number of Class of Securities)
John R. Folkerth
Chief Executive Officer
6530 Poe Avenue
Dayton, Ohio 45414-2591
(937) 898-6070
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)
Copy to:
Joseph M. Rigot
Thompson Hine, LLP
2000 Courthouse Plaza, N.E.
P.O. Box 8801
Dayton, Ohio 45401-8801
(937) 443-6586
This statement is filed in connection with (check the appropriate box):
[X] a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[   ] b. The filing of a registration statement under the Securities Act of 1933.
[   ] c. A tender offer.

[   ] d. None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [   ]
Check the following box if the filing is a final amendment reporting the results of the transaction: [X]
Calculation of Filing Fee
Transaction valuation* $54,000. Amount of filing fee** $6.36.
[   ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
* Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 200,000 Common Shares for $0.27 per share in cash in lieu of issuing fractional shares to holders of less than 500 shares after the proposed reverse/forward stock splits.
** The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $54,000 by 0.0001177.
INTRODUCTION
This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Amendment”) is filed by Shopsmith, Inc., an Ohio corporation (the “Company”), John R. Folkerth and Robert L. Folkerth and amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended by Amendment No. 3 thereto (as so amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment, the “Schedule”), filed on August 18, 2005, October 3, 2005, October 20, 2005 and October 31, 2005, respectively, with the Securities and Exchange Commission (“SEC”).
The Company filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to the special meeting of shareholders of the Company at which the shareholders considered and voted upon a proposal for a 1-for-500 reverse stock split, such that shareholders owning less than 500 Common Shares will have such shares cancelled and converted into the right to receive $0.27 in cash for each share owned, immediately followed by a 500-for-1 forward stock split.
The purpose of this Amendment is to file a final amendment to report the results of the Rule 13E-3 transaction pursuant to Rule 13e-3(d)(3).
The information in the Proxy Statement, including all the appendices thereto, is hereby expressly incorporated by reference to Items 1 through 15 of the Schedule. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.
Item 15. Additional Information.
(b) At the Annual Meeting of Shareholders of the Company held on December 6, 2005, shareholders approved an amendment to Article Fourth of the Amended Articles of Incorporation of the Company (the “Amendment”). The Amendment was approved by the holders of 57% of the outstanding common shares of the Company and became effective at 6:00 p.m., E.T., on December 6, 2005 (the “Effective Time”).
The Amendment effected a 1-for-500 reverse stock split immediately followed by a 500-for-1 forward stock split of the common shares of the Company. At the Effective Time, common shares held by persons owning less than 500 common shares of the Company were cancelled and such holders became entitled to receive $0.27 for each share they held immediately prior to the Effective Time. Shareholders who held 500 or more shares at the Effective Time were not entitled to receive any cash for their fractional share interests resulting from the reverse split. The forward split that immediately followed the reverse split reconverted their whole shares and fractional share interests back into the same number of shares they held immediately before the Effective Time. As a result, the total number of shares held by a shareholder holding 500 or more common shares at the Effective Time has not changed.
All shareholders of record, whether holding more or less than 500 shares, are required to forward their stock certificates to the Registrar and Transfer Company, the Company’s Transfer Agent and Exchange Agent (“R&TC”). R&TC is sending all shareholders a Letter of Transmittal for use by shareholders in forwarding their Shopsmith stock certificates to R&TC for exchange for cash or new certificates as the case may be.
The Amendment also had the effect of reducing the Company’s stated capital from $2,608,482.00 to $26,052.00. The amount by which stated capital was reduced was transferred to capital surplus on the books and records of the Company.
As a result of the reverse stock split transaction, the Company had approximately 135 shareholders of record of its common shares and is concurrently herewith filing a Form 15 with the United States Securities and Exchange Commission which, upon filing, will terminate the Company’s obligations to file reports under the federal securities laws.
SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHOPSMITH, INC.
Dated: December 8, 2005	By	/s/ Mark A. May

Mark A. May Vice President of Finance
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2005	/s/ John R. Folkerth

John R. Folkerth
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2005	/s/ Robert L. Folkerth

Robert L. Folkerth

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